02036911

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2002
British Energy PLC
(Exact name of Registrant as specified in its Charter)
3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F............X.................. Form 40-F.........X..................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.. ...... No....................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ref no:/1-14990/ 05/2002/1

British Energy

Preliminary Results
12 months ended 31 March 2002



15 May 2002

BRITISH ENERGY plc

PRELIMINARY RESULTS

(1 April 2001– 31 March 2002)

HIGHLIGHTS

- **Profit before tax up from £10m to £42m pre minorities and exceptionals (£33m post minorities);**
- **After exceptionals, loss before tax was £493m compared to £57m profit;**
- **UK business incurred a £41m loss including group interest charges before tax in a market with wholesale generation prices at an unprecedented low;**
- **An excellent profit contribution from North America of £83m pre minorities (£74m post minorities);**
- **Using enhanced international experience, UK nuclear plant reliability increased significantly contributing to lowest ever generation cost of 1.67p/kWh;**
- **UK direct sales to industry up by more than 60% whilst retaining "Number 1" customer satisfaction rating;**
- **Ontario electricity market now open; Bruce Power performing ahead of expectations;**
- **UK Government alerted on need to correct competitive market distortions on rates and environmental impacts;**
- **Final dividend of 5.3p per ordinary share making 8p for the year, unchanged from 2000/01.**

	2002 Total £m	**Exceptional items £m**	**2002 Business performance £m**	2001 Business performance £m	Exceptional items £m	2001 Total £m
Turnover	**2,049**	**–**	**2,049**	2,124	–	2,124
Operating (loss)/profit	**(281)**	**(512)**	**231**	226	54	280
(Loss)/profit before tax	**(493)**	**(535)**	**42**	10	47	57
Net operating cashflow pre capital expenditure	**380**	**–**	**380**	277	–	277
Net debt	**(859)**	**–**	**(859)**	(730)	–	(730)

Note: Business Performance figures exclude exceptional items except where otherwise stated.

Two years ago we set ourselves four demanding targets. We committed to reducing our UK nuclear cost base over three years by £150m and increasing our output to 69TWh to achieve a UK nuclear unit cost of 1.6p/kWh. We also committed to competing effectively under the New Electricity Trading Arrangements (NETA) and to growing the business in North America.

At the start of year three, I am pleased to report we are making steady progress on all four of these key objectives and that, for year 2001/02, profit before tax, minorities and exceptionals has risen from £10m to £42m. These significant achievements are the result of a focused and dedicated team effort throughout the company.

Both our UK and North American businesses have the same operational focus and are equally determined to succeed. However their results and prospects are significantly different. In 2001/02, the UK operating profit further deteriorated by £37m whereas the North American operating profit contribution increased by £66m.

In Ontario the competitive market has opened and Bruce Power is trading successfully. The operational performance of Bruce B is improving steadily and the start up of two of the Bruce A units is progressing well. AmerGen should continue to produce earnings ahead of our original expectations.

In the UK, despite a strong improvement in the operational performance of our nuclear plants and the expansion of our direct sales business our performance is undermined by a number of external factors which we are seeking to address.

Regarding the BNFL contracts, both companies are determined to find means of successfully working together, e.g. the joint venture on nuclear new build. However, much has still to be done to translate this new approach into changing the terms of the fuel contracts to reflect market realities.

Clearly, the main challenge facing our UK business is the dramatic fall in wholesale generation electricity prices. This has forced at least one coal plant into receivership and British Energy to incur two major exceptional hits; the write down in the value of Eggborough (£300m) and the provision for out of the market contracts (£209m).

British Energy supports the introduction of NETA and the pressure this places on electricity companies to become more efficient; indeed improving the performance of nuclear plants to meet the demands of a competitive market is one of our core competencies and is key to our success overseas.

However, there are currently significant distortions preventing a level playing field within the UK electricity market that has compelled us to make the following points to government;

- British Energy's nuclear fleet provides some 20% of the UK's electricity needs.
- Nuclear power is the only proven method of providing electricity on a large scale, reliably and without greenhouse gas emissions and avoided the emission of c40m tonnes of CO_2 last year. Nuclear generation should be exempt from the climate change levy, which is intended to penalise CO_2 emissions.
- Nuclear generation bears virtually all the cost of its environmental impacts unlike fossil fuel alternatives.
- British Energy's nuclear stations are subject to almost 50% more in local rates compared to gas or coal plants of an equivalent size.

All of these are complex issues and they must be addressed urgently for the UK to have a competitive, secure and successful energy industry for the 21st century.

Safety

We are now involved in the operation of 26 reactors in 3 countries. A common theme dominates our approach to nuclear power operations; it is to use the tried and tested methodology of the World Association of Nuclear Operators (WANO) and the Institute of Nuclear Plant Operators (INPO) to strive to be amongst the best. We find great value and strengths through comparing and contrasting our performance across countries and cultures.

Investing for the future

Our strategy of improving the performance from our core assets, outperforming the wholesale market in the UK and building up a strong business in North America remains unchanged.

– Last year we invested circa £500m including £276m for the initial Bruce lease payment.

– Over the next two years we plan to invest a further £500m.

In addition to our normal maintenance programmes, this includes £90m for the restart of the Bruce A units, £50m for installing FGD on two of our Eggborough units and over £30m to improve the material condition of our UK nuclear fleet.

Directors and Staff

There have been significant changes at Board level. Peter Stevenson and Julia Walsh will both stand down at the AGM having served the company for two terms. Both contributed greatly as the company evolved over the past several years and I thank them.

Mike Kirwan retires at the end of May. He was Finance Director of Nuclear Electric in the early days, then of British Energy and finally Strategy and Business Director. Mike brought to the team a unique combination of intellect, charm and patience. He will be greatly missed.

Having said goodbye to three long-standing colleagues, I am most pleased to welcome to the Board three new executive directors, David Gilchrist, Duncan Hawthorne and Keith Lough, and also two non-executive directors Clare Spottiswoode and Ian Harley. We have challenging times ahead and their contribution will be vital.

When I took on the role of Executive Chairman I made it clear that the roles of Chairman and Chief Executive would be split. The search for a Chief Executive has commenced with both internal and external candidates being considered. The target I have set is to find and announce the right person within the current financial year.

More generally, throughout the company there is now recognition regarding the crucial importance of career progression and succession management. We are a long-term business and need a strong focus on the recruitment, training and development of able and enthusiastic people.

Dividend

The Board has proposed a final dividend of 5.3p making an unchanged total of 8p for the year. The current policy remains unchanged, i.e. to maintain the dividend and to aim to grow it to reflect improvements in the operating and financial performance of the company.

Turnover

Group turnover declined by £75m to £2,049m including first time sales from Bruce Power of £348m.

Total UK turnover which comprises generation sales, direct supply sales and miscellaneous income was £1,701m. Excluding NETA contractual changes and sales by Swalec in the previous year, like-for-like turnover increased by £34m.

Profit before Tax

The main changes in profit before tax pre-exceptionals are highlighted below:

	£m	£m
2000/01 PBT		10
Lower UK electricity prices	(137)	
Increased UK output	87	
Total reduction in UK operating costs	57	
Increased UK energy supply costs	(56)	
Other movements	12	
Total decrease in UK operating profit		**(37)**
First contribution from Bruce Power (pre-minorities)	54	
Increased contribution from AmerGen	24	
Other movements	(12)	
Total increase in North American operating profit		**66**
Reduction in financing charges		3
2001/02 PBT before minorities		**42**
Minorities		(9)
2001/02 PBT after minorities		**33**

Financing Charges

Financing charges pre-exceptionals were £226m compared to £229m.

Revalorisation charges were £160m, a decrease of £13m due to lower UK inflation. The weighted average of RPI and RPIX used to revalorise the Group's UK nuclear liabilities was 1.7% compared to 2.1% for the year ended 31 March 2001.

At 31 March, net debt had risen to £859m compared with £730m, the initial investment in Bruce Power being partially offset by extra cash generated by operations.

Net interest charge for the year was £66m compared with £56m in the previous year. This increase reflects the lease transaction entered into for Bruce Power in May 2001.

Taxation

The Group has implemented FRS 19 (accounting for deferred tax) on a discounted basis. This, together with the higher levels of profits from North America and the effect of disallowable costs in the period, resulted in a tax charge of £81m.

Prior year figures have been adjusted for the full year to 31 March 2001 by £20m due to the implementation of FRS 19.

Exceptional Items

As announced in March 2002, due to the substantial reductions in UK electricity prices we have made a partial write down in the value of our Eggborough coal fired power station of £300m and provisioned for pre-NETA out of market financial trading contracts of £209m, pre-tax.

The world equity markets have fallen substantially in the last 12 months and as a result, the market value of our UK nuclear decommissioning fund is lower than its book value and this has been restated resulting in an exceptional charge of £27m. British Energy's contribution to the fund has recently been independently reviewed. As a result of this review the Group's annual contributions remain unchanged at £18m.

UK GENERATION

In the UK operating profit further deteriorated by £37m.

Nuclear

All of our UK power stations maintained or improved their International Safety Rating System (ISRS) scores. The number of reportable events on the ISRS scale has reduced by 7%. There was one event at level 2 (defined as an incident with significant failure in safety provisions but with sufficient defence in depth remaining to cope with additional failures) on the 7 point scale, all other reportable events being at or below level 1 (defined as minor operating anomalies with no impact on staff or the general public). This year the collective radiation dose to workers at our UK stations will be lower than in any previous year.

Nuclear output was up 8% at 67.6 TWh, the highest for three years from the nuclear fleet. Hunterston and Dungeness power stations together contributed an extra 5 TWh in the year, with Hunterston producing a station record of 9.85 TWh.

Nuclear operating costs after excluding output related increases and exceptionals were down on a like for like basis by £62m.

As a result of the increase in output and the reduction in costs, unit costs were down by 10% to a record 1.67p/kWh.

Following a recent review by WANO, we are implementing a programme to improve the reliability of our operations and standardise practices across our power stations. This includes reviewing both our human performance and the material condition of our plant, starting with a targeted investment programme of £31m over the next two years.

Research in the US has linked the reliability and safety performance of nuclear plants with low operational costs and therefore we are confident that the improvement programmes we have in place will allow us to achieve our unit target.

In addition we have identified a number of target areas within directly managed costs in which improvements can be made. These include supply chain enhancement and improved fuel utilisation.

We originally targeted £150m cost savings and a cost per unit of 1.6p/kWh by the end of 2002/03. At our UK conference in January 2002, the target date was revised to end of 2003/04 in light of extra statutory outages and material condition costs in this financial year. We are currently exploring a number of breakthrough initiatives which will allow us to achieve our original cost saving target by the end of this year, a major component of which is a decrease in our local rates. We still intend to achieve a running rate of 1.6p/kWh by the end of this year.

Other

Eggborough produced 7.1TWh. The flexibility of the station's output was used in three ways with some being sold directly to the wholesale market, some as a back up to the nuclear plant and the rest sold profitably in the balancing mechanism.

In July we announced a major contract to retro-fit FGD at two of Eggborough's units. This will allow us to comply with air quality standards and provide the capability of burning a wide range of fuels. The work has started and will be complete by the end of 2004 at a total cost of around £70m.

To further enhance our flexibility we have built three 10MW embedded generation gas fired plants in Wales and Southern England at a cost of £3.5m each and have a further two units under construction. In the year to 31 March 2002 these units produced 5.5 GWh.

Trading

Our achieved price for the year was £20.4/MWh compared to £22.5/MWh for the previous year.

The £20.4/MWh represents an all in achieved price after deducting the costs of the balancing, distribution and transmission systems and represents a premium of greater than £1/MWh over the equivalent prevailing England and Wales market.

Prices have declined throughout the year although there has been some recovery in recent weeks. We have managed our exposure by continuing to seek diverse channels to market including direct sales and alliances and trading on the flexibility of our coal and gas fired plant.

Our performance in the first year of NETA has been characterised by a strong balancing performance. Predictability of output has led us to have a balancing error in generation of less than 1%. In parallel the balancing error for our direct sales business has been less than 3%.

We have increased the volume of our direct sales by more than 60% to 18.6 TWh and we continue to maintain our number one ranking in terms of customer satisfaction. We are now the supplier of choice in the large industrial and commercial sector.

Our success in growing our direct sales business to large customers is now being extended to include smaller industrial and commercial customers and the small and medium sized enterprise sector. Over the next two years we plan to increase our total direct sales volume by around 10% per annum. This will enhance not only our hedging facility but will also improve our margin.

Regarding the NEA, earlier this month the Court of Session upheld our appeal covering the Escrow account arrangements. Unless a negotiated settlement can be reached the main court case is due to start in August.

NORTH AMERICA

The overall contribution from North America for the full year after corporate charges and minority interests was £74m, an increase of £59m. Taking into account the expansion in the Group, corporate charges have been levied on our North American businesses including appropriate business development activities.

AmerGen

Profit before tax from our 50% share of AmerGen increased substantially to £41m reflecting excellent performances from Clinton and Oyster Creek with capacity factors of 97% and 95% putting them in the top quartile of US plants. The capacity factor at Three Mile Island was 75% as a result of an extended planned outage to replace turbine rotors. As a result of the work done during the outage, the output from the unit has been increased by 5% due to improved thermal efficiency. Since the outage was completed on December 6th the plant has remained on load with a nominal 100% capacity factor.

Bruce Power

Following an independent audit of its safety management systems, Bruce Power has been awarded a Level 7 ranking by the International Safety Rating System (ISRS). This is Bruce Power's first ranking within ISRS. Gaining a Level 7 ranking in its very first audit is an excellent achievement.

The profit contribution from British Energy's 82.4% interest in Bruce Power was £45m for the period since entering the lease on 12 May 2001.

Bruce Power's operational performance during last year was particularly encouraging as we undertook the first of a series of long planned outages using prototype equipment and returned the unit to service ahead of programme. This gives confidence about the achievement of similar programmes over the next two years.

Output from the four Bruce B units was 20.5TWh representing a capacity factor of 83% and reflects all four units being operational during the important summer months. In calendar year 2001 Units 6 and 7 were among the top performing reactors in the world with capacity factors of 99% and 100%.

The programmes to achieve higher availability and to reduce operating costs at Bruce B are well on track as are the plans to restart two of Bruce A's reactors by no later than summer 2003.

Interim power purchase arrangements with Ontario Power Generation were very successful as was testing for market opening which occurred on 1 May 2002. Ahead of this date, we built up a portfolio of some 25 industrial customers with contracts for one to five years at attractive, fixed prices.

We expect Bruce Power's income in 2002/03 to be significantly enhanced based on the improved operational performance and on the portfolio of post-opening contracts we have signed up.

Renewables

Huron Wind, a 50/50 partnership with OPG in Ontario announced in March 2001, plans to build five turbines with a capacity of 9 MW. The Ministry of the Environment has accepted an environmental screening report, which found no negative environmental impacts. The development is expected to be in operation later this year.

The UK Government has placed increased importance on renewable energy, particularly with the renewable obligation scheme. As a result of this and our own commitment to the environment, we have pursued several wind power schemes in the last twelve months and are seeking other suitable projects throughout the UK

Offshore Wind Limited, a 50/50 partnership with RES announced in April 2001, plans to develop an off shore wind farm near Skegness consisting of 30 turbines with total capacity of up to 90 MW. Environmental assessments are nearing conclusion and it is expected that the consent application will be made during the summer.

The feasibility study for our Lewis wind-farm development, a 50/50 joint venture with AMEC, was officially launched by Energy Minister Brian Wilson in December 2001. If successful the project will involve construction of up to 250 turbines with a total capacity of 600MW. Feasibility studies are underway in terms of grid connection and environmental impact. We expect to file a planning application next year with a view to beginning construction in 2004.

UK ENERGY AND WASTE REVIEWS

At present, energy production in the UK is a healthy mix of coal, gas and nuclear with a growing percentage coming from renewables. However over the next 25 years, production will shift from coal to gas and from nuclear to renewables with no incremental environmental benefit and with a far lower security of supply.

British Energy has proposed that the UK should continue to progress a balanced energy policy. This requires a commitment by government to recognise the environmental value of nuclear power and to redress the current distortions in the electricity market. British Energy would then be in a position to develop commercially robust proposals for nuclear new build, replacing capacity as plants retire thereby providing security of supply, carbon free generation and continuing employment for our 5000 staff and the 10000 plus related jobs.

Last October, the Department for Environment, Food and Rural Affairs (DEFRA) launched a consultation exercise on the management of nuclear waste. In our submission we pointed to other nations who are actively progressing solutions using repositories. We welcome the willingness now being shown to address this crucially important topic but, like many others including the Royal Society, we think the process could be expedited to give an outcome before 2007.

OUTLOOK

Crucial to our prospects in the next two years will be the trading conditions in the UK and, in Canada, the restart of the two Bruce A units.

As a result of the current UK market trading conditions, we expect a further decline of 10% in our UK achieved price in 2002/03.

We plan to continue to grow our direct sales business, to retain our premium over market and to retain our position as the supplier of choice.

Despite three more statutory outages, we plan to maintain our UK nuclear output of 67.5TWh without an increase in unit costs and to work towards completing our £150m cost reduction programme.

In the US, our 50% share in the AmerGen fleet is expected to exceed £10m per reactor per annum.

We plan that Bruce Power will now deliver to British Energy in 2002/03, an average contribution of £20m per reactor rising to £25m following the restart of the two Bruce A units in summer 2003.

Financial Calendar

Ex-dividend date for 2001/2002 final dividend	12 June 2002
Record date for 2001/2002 final dividend	14 June 2002
Annual Report and Accounts published	Early June 2002
Annual General Meeting	16 July 2002
Payment of 2001/2002 Final dividend to shareholders	
Ordinary	26 July 2002
ADR	2 August 2002
Record date for A share continuing dividend	5 July 2002
Payment of A share continuing dividend	12 August 2002
Announcement of 2002/2003 Interim Results	6 November 2002

Contacts

David Wallace	013552 62846	(Media Enquiries)
Julie Lea	07836 669267	(Media Enquiries)
Paul Heward	013552 62201	(Investor Relations)
Ken Cronin	013552 62202	(Investor Relations)

Find this News Release on our website: **www.british-energy.com**

Information Regarding Forward-Looking Statements

This report contains certain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act 1934. Such forward-looking statements include, among others, statements concerning the anticipated development of the UK electricity industry, the future development of regulation of the UK electricity industry, the effect of these developments on our business, financial condition or results of operations, our expectations as to the growth of our business, our expectations with regard to our future investments in energy related projects in the UK and internationally and other statements of expectation, belief, future plans and strategies, and other matters that are not historical facts concerning our business operations, financial condition and results of operations. These forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results or performance to differ materially from those expressed or implied by such forward-looking statements. Due to the uncertainties and risks associated with these forward-looking statements, which speak only as of the date hereof, we are claiming the benefit of the safe harbour provision referred to above.

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 MARCH 2002

	Notes	2002 Total £m	Exceptional items (Note 1) £m	2002 Business Performance £m	2001 Business Performance (restated) £m	Exceptional Items (Note 1) £m	2001 Total (restated) £m
Turnover: Group and share of joint venture		**2,259**	–	**2,259**	2,293	–	2,293
Less: Share of turnover in joint venture		**(210)**	–	**(210)**	(169)	–	(169)
Turnover							
Continuing activities		**2,049**	–	**2,049**	1,954	–	1,954
Discontinued activities		–	–	–	170	–	170
Turnover	2	**2,049**	–	**2,049**	2,124	–	2,124
Operating costs	3	**(2,330)**	**(512)**	**(1,818)**	(1,898)	54	(1,844)
Group operating (loss)/profit							
Continuing activities		**(281)**	**(512)**	**231**	230	54	284
Discontinued activities		–	–	–	(4)	–	(4)
Group operating (loss)/profit		**(281)**	**(512)**	**231**	226	54	280
Share of operating profit of joint venture		**37**	–	**37**	13	(7)	6
Operating (loss)/profit: Group and share of joint venture		**(244)**	**(512)**	**268**	239	47	286
Profit/(loss) on sale of investments	4	**4**	**4**	–	–	(5)	(5)
Financing (charges)/credits:							
– revalorisation	5	**(187)**	**(27)**	**(160)**	(173)	5	(168)
– interest payable and similar charges	5	**(66)**	–	**(66)**	(56)	–	(56)
(Loss)/profit on ordinary activities before taxation		**(493)**	**(535)**	**42**	10	47	57
Taxation on (loss)/profit on ordinary activities	6	**4**	**56**	**(52)**	(29)	(18)	(47)
Share of taxation for joint venture	6	**(29)**	–	**(29)**	(4)	3	(1)
(Loss)/profit on ordinary activities after taxation		**(518)**	**(479)**	**(39)**	(23)	32	9
Minority interest		**(9)**					–
(Loss)/profit attributable to shareholders		**(527)**					9
Dividends:							
– annual	7	**(48)**					(48)
– non-equity	7	**(2)**					(2)
Loss for the financial year	22	**(577)**					(41)
(Loss)/earnings per share (p):							
– basic	8	**(88.5)**		**(8.4)**	(4.2)		1.2
Dividends per share (p):							
– annual	7	**8.0**					8.0
– non-equity	7	**2.3**					2.9

Other gains and losses for the years are set out in the Statement of Total Recognised Gains and Losses on page 10.

The selected notes attached form part of these financial statements but do not represent full statutory accounts within the meaning of the Companies Acts. The full notes will appear in the Annual Report and Accounts.

BALANCE SHEETS
AS AT 31 MARCH 2002

	Notes	Group 2002 £m	Group 2001 (restated) £m	Company 2002 £m	Company 2001 £m
Fixed assets					
Tangible assets	10	**4,714**	5,045	**39**	43
Investment in joint venture:					
– share of gross assets		**544**	457	**–**	–
– share of gross liabilities		**(457)**	(411)	**–**	–
	11	**87**	46	**–**	–
Other investments	11	**108**	154	**19**	35
		4,909	5,245	**58**	78
Current assets					
Decommissioning fund	12	**411**	397	**–**	–
Stocks	13	**514**	560	**–**	–
Debtors: amounts falling due within one year		**412**	327	**2,517**	2,824
Debtors: amounts falling due after more one year		**320**	28	**–**	–
	14	**732**	355	**2,517**	2,824
Investments – liquid funds		**209**	227	**179**	227
		1,866	1,539	**2,696**	3,051
Creditors: amounts falling due within one year					
– borrowings	16	**(153)**	(40)	**(116)**	(6)
– other	15	**(822)**	(645)	**(49)**	(64)
		(975)	(685)	**(165)**	(70)
Net current assets		**891**	854	**2,531**	2,981
Total assets less current liabilities		**5,800**	6,099	**2,589**	3,059
Creditors: amounts falling due after more than one year					
– borrowings	16	**(915)**	(917)	**(298)**	(408)
– other	15	**(1,858)**	(1,890)	**–**	–
Provisions for liabilities and charges	17	**(2,400)**	(2,124)	**–**	–
Net assets		**627**	1,168	**2,291**	2,651
Capital and reserves					
Called up equity share capital	21	**277**	277	**277**	277
Share premium		**76**	76	**76**	76
Capital redemption reserve		**350**	350	**350**	350
Profit and loss account	22	**(213)**	372	**1,495**	1,855
Equity shareholders' funds		**490**	1,075	**2,198**	2,558
Non-equity shareholders' funds		**93**	93	**93**	93
Minority interests		**44**	–	**–**	–
Capital employed		**627**	1,168	**2,291**	2,651

The financial statements were approved by the Board of Directors on 14 May 2002 and signed on its behalf by:

Robin Jeffrey
Chairman

Keith Lough
Finance Director

The selected notes attached form part of these financial statements but do not represent full statutory accounts within the meaning of the Companies Acts. The full notes will appear in the Annual Report and Accounts.

GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2002

	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	24	**380**	277
Interest paid		**(62)**	(65)
Interest received		**13**	10
Fees paid		**(2)**	(7)
Dividends paid on non-equity shares		**(2)**	(2)
Returns on investments and servicing of finance		**(53)**	(64)
Taxation received/(paid)		**4**	(37)
Payments to acquire tangible fixed assets		**(225)**	(133)
Payments to acquire financial investments		**–**	(1)
Receipts from sale of financial investments		**38**	7
Capital expenditure and financial investment		**(187)**	(127)
Receipts from sale of Swalec		**–**	210
Investment in North America		**(129)**	(31)
Acquisitions and disposals		**(129)**	179
Equity dividends paid		**(46)**	(29)
Decrease/(increase) in term deposits		**18**	(190)
Management of liquid resources	25	**18**	(190)
Minority funding of Bruce Power		**4**	–
New loans, net of repayment of amounts borrowed		**9**	(9)
Financing		**13**	(9)
Movement in cash		**–**	–

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 MARCH 2002

	2002 £m	2001 (restated) £m
(Loss)/profit for the financial year	**(527)**	29
Translation differences on foreign currency net investments	**(8)**	6
Total recognised (losses)/gains for the year	**(535)**	35
Prior year adjustment in respect of accounting policy changes:		
– deferred tax	**(130)**	–
Total recognised (losses)/gains since last report	**(665)**	35

The selected notes attached form part of these financial statements but do not represent full statutory accounts within the meaning of the Companies Acts. The full notes will appear in the Annual Report and Accounts.

1. BASIS OF PREPARATION
To assist shareholders to compare the underlying financial performance of the Group, "business performance" profit and loss account figures are shown which exclude exceptional items. The notes below apply to both the total and business performance results, except where otherwise indicated.

2. TURNOVER, OPERATING PROFIT AND NET ASSETS
(a) Turnover

	2002 TWh	2001 TWh
Output		
United Kingdom	**74.7**	70.5
Canada	**20.5**	–
	95.2	70.5
	£m	£m
Continuing activities		
United Kingdom		
Wholesale generation	**1,162**	1,593
Direct supply	**522**	343
Miscellaneous income	**17**	18
	1,701	1,954
Canada	**348**	–
	2,049	1,954
Discontinued activities	**–**	170
Turnover	**2,049**	2,124

Following the introduction of NETA on 27 March 2001 the Group sells its output in England and Wales through bilateral contracts and related instruments rather than into the Pool. As a result of the changed contractual relationships with its customers the Group no longer has to sell and repurchase its output from the Pool in respect of its supply sales. Wholesale generation sales and energy costs have therefore decreased in the year ended 31 March 2002.

Turnover in Canada represents the sales by Bruce Power following its acquisition on 12 May 2001.

Turnover from discontinued activities in 2001 relates to sales by Swalec which was sold on 7 August 2000. The turnover, operating profits and net assets of the Group's joint venture, AmerGen, relate entirely to activities in the United States of America.

(b) Operating profit
A geographical analysis of operating profit before exceptional items is as follows:

	2002 £m	2001 £m
United Kingdom	**189**	226
Canada	**42**	–
	231	226

All exceptional items relate to the UK.

(c) Net assets
A geographical analysis of the Group's net assets is as follows:

	2002 £m	2001 (restated) £m
United Kingdom	**388**	1,150
Canada	**158**	–
United States	**81**	18
	627	1,168

3. OPERATING COSTS

	2002 Total £m	Exceptional items £m	2002 Business performance £m	2001 Business performance £m	Exceptional items £m	2001 Total £m
Fuel	**490**	**–**	**490**	425	(24)	401
Materials and services	**753**	**209**	**544**	493	–	493
Staff costs	**331**	**3**	**328**	210	(44)	166
Depreciation	**585**	**300**	**285**	277	–	277
	2,159	**512**	**1,647**	1,405	(68)	1,337
Energy supply costs	**171**	**–**	**171**	493	14	507
	2,330	**512**	**1,818**	1,898	(54)	1,844

Following the fall in electricity selling prices, particularly since the introduction of NETA, the Directors have reviewed the economic values and net realisable values of the Group's power stations and compared them to their book value. As a result of this review the value of Eggborough Power Station has been written down by £300m.

The Group has certain pre-NETA contracts which are excluded from its wholesale and direct supply portfolios. As a result of the terms inherent in these contracts and the Directors' view of future market prices the contracts are considered to be onerous and a provision has been made to reflect the future discounted losses that are expected under the terms of these contracts. In addition the fall in electricity prices over the year has resulted in the Group increasing its provision for the contract with Teesside Power. An exceptional charge of £209m has been made in the year to make further provision for these long-term trading contracts.

There are exceptional staff costs of £3m (2001: £8m) in respect of shares issued to the British Energy Qualifying Employee Share Trust ('the QUEST') during 1997/1998. The difference between the Sharesave Scheme option prices and the subscription price paid for the Company's shares by the QUEST is being charged to the profit and loss account over the minimum lives of the options.

During 2000/2001 the accounting lives of Heysham 1 and Hartlepool power stations were increased by five years from 30 years to 35 years. As a result of these life extensions there were one-off exceptional credits in that year of £24m to fuel costs and £5m to revalorisation.

During April 2001 the House of Lords issued a ruling in favour of the National Grid Group in respect of the use of ESPS surplus to offset the costs of early retirement resulting from reorganisation or redundancy. On the basis of the House of Lords decision a provision of £52m was released as an exceptional credit to staff costs in the year ended 31 March 2001.

Included within operating costs in 2001 are £174m of costs relating to Swalec prior to its disposal.

	2002 £m	2001 £m
Operating costs are stated after charging:		
– research and development	**16**	17
– operating lease costs – Bruce	**38**	–
	£'000	£'000
Auditors' remuneration:		
– statutory audit – Company: £45,000 (2001: £40,000)	**358**	266
– other services	**1,825**	1,606

It is the Group's policy to engage PricewaterhouseCoopers on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. The non-audit work consisted of tax services £1,249,000, due diligence £189,000 and other audit and regulatory related services £387,000.

4. PROFIT/(LOSS) ON SALE OF INVESTMENTS
The disposal of the Group's interest in Humber Power Limited resulted in an exceptional profit of £4m. In 2000/2001 the disposal of Swalec together with the write off of British Energy's investment in Home Directory Limited resulted in an exceptional loss of £5m.

5. FINANCING CHARGES/(CREDITS)

	2002 £m	2001 £m
Revalorisation of nuclear liabilities:		
– changes in price levels	**65**	81
– discharge of one year's discount	**110**	110
	175	191
Revalorisation of other provisions	**12**	4
Revalorisation of decommissioning fund	**(23)**	(20)
Share of revalorisation of joint venture	**(4)**	(2)
Revalorisation charge before exceptional items	**160**	173
Exceptional item (see below)	**27**	(5)
Revalorisation charge	**187**	168
Interest		
Interest on loans repayable within five years:		
– bank	**27**	19
– other	**27**	17
Interest on loans repayable in five years or more:		
– bank	**20**	22
– other	**8**	8
Interest receivable	**(16)**	(10)
Interest payable and similar charges	**66**	56

At 31 March 2002 the market value of the decommissioning fund (£411m) was lower than the value (£438m) that would have been derived from revalorising the cost of investment. As a result, an exceptional charge of £27m has been recognised to restate the decommissioning fund receivable to market value.

The exceptional revalorisation credit of £5m in 2001 results from the extension of the accounting lives at Heysham 1 and Hartlepool power stations.

6. TAXATION ON (LOSS)/PROFIT ON ORDINARY ACTIVITIES

	2002 £m	2001 (restated) £m
UK corporation tax – prior year	**(11)**	2
Deferred taxation on business performance profit before tax	**34**	12
Exceptional deferred tax (credit)/charge	**(56)**	18
Unwinding of discount	**14**	15
Deferred tax charge for the year	**(8)**	45
Foreign tax – current year	**15**	–
	(4)	47

A reconciliation of the effective tax rate for the current year tax charge, which solely comprises foreign tax is set out below.

	2002	
	Tax terms £m	Percentage
Tax credit on loss at standard rate of 30%	**(148)**	30%
Deferred tax:		
– current year movement pre-discounting	**8**	(2%)
– impact of discounting	**55**	(11%)
– expenses not deductible for tax purposes	**108**	(22%)
– higher tax rates on overseas earnings	**3**	(1%)
– minority interests	**(3)**	1%
– impact of joint venture	**(8)**	2%
	15	(3%)

Following the introduction of FRS19 the Group discounts its deferred tax liability. This has resulted in a prior year charge of £20m to the previously disclosed deferred tax charge in the profit and loss account in the year ended 31 March 2001. The unwinding of one year's discount is included in the tax charge for the year.

The Group's joint venture, AmerGen, is not a tax paying entity. The share of taxation for joint venture represents the Group's liability for its share of AmerGen's taxable profits.

7. DIVIDENDS

	2002 p per share	2001 p per share	2002 £m	2001 £m
Annual dividend per ordinary share:				
– interim paid	**2.7**	2.7	**16**	16
– final proposed	**5.3**	5.3	**32**	32
Total annual	**8.0**	8.0	**48**	48
Non-equity dividend	**2.3**	2.9	**2**	2

The British Energy Employee Share Trust and the QUEST have elected to waive their entitlement to receive dividends for the year.

8. EARNINGS PER SHARE

The basic total earnings per share and basic business performance earnings per share for the year have been calculated on the basis of the loss on ordinary activities after taxation, minority interests and non-equity dividends of £529m (2001: profit £7m) for the total figures and a loss of £50m (2001: loss of £25m) for the business performance figures; and by reference to a weighted average of 598 million ordinary shares (2001: 591 million ordinary shares).

A reconciliation of total earnings per share to business performance earnings per share (which exclude exceptional items) is set out below.

	2002		2001	
	Loss attributable to shareholders £m	Basic loss per share p/share	Profit/(loss) attributable to shareholders £m	Basic earnings per share p/share
Total	**(529)**	**(88.5)**	7	1.2
Adjusted for exceptional items:				
– operating costs/(credits)	**512**	**85.7**	(54)	(9.1)
– share of joint venture	**–**	**–**	7	1.2
– (profit)/loss on disposal	**(4)**	**(0.7)**	5	0.8
– revalorisation	**27**	**4.5**	(5)	(0.8)
Taxation on exceptional items	**(56)**	**(9.4)**	15	2.5
Business performance	**(50)**	**(8.4)**	(25)	(4.2)

9. INVESTMENT IN BRUCE POWER

On 12 May 2001 British Energy's Canadian 82.4% subsidiary, Bruce Power, completed a deal to lease the two Bruce nuclear power stations in Canada from Ontario Power Generation (OPG). The lease is expected to run until 2018, with an option for extension up to a further 25 years. Bruce Power made an initial investment including transaction and other costs of £168m (C$367m), net of deferred consideration of £108m (C$225m), which resulted in the following initial fair valuation of assets and liabilities. These fair values are subject to further review and may change.

	£m
Operating lease prepayment	184
Fixed assets	29
Stock	20
Pension surplus	59
Debtors	60
Retirement benefit obligations	(52)
Creditors	(6)
Deferred tax liability	(18)
Total consideration	276

In addition, Bruce Power will make annual lease payments to OPG comprising fixed and variable elements. Spent fuel, waste and decommissioning liabilities are covered by agreements between Bruce Power and OPG whereby OPG has ultimate responsibility for dealing with each of these activities. The fixed rental obligation payable during the year ending 31 March 2003 is £28m.

10. TANGIBLE FIXED ASSETS

Group

	Power stations £m	Other land and buildings £m	Other plant and equipment £m	Total £m
Cost				
As at 1 April 2001	10,583	47	364	10,994
Acquisition of Bruce Power	25	–	4	29
Additions	185	–	40	225
As at 31 March 2002	**10,793**	**47**	**408**	**11,248**
Depreciation				
As at 1 April 2001	5,719	24	206	5,949
Exceptional asset write down	300	–	–	300
Charge for the year	256	–	29	285
As at 31 March 2002	**6,275**	**24**	**235**	**6,534**
Net book value				
As at 31 March 2002	**4,518**	**23**	**173**	**4,714**
As at 31 March 2001	4,864	23	158	5,045

During the year the Directors reviewed the economic values and net realisable values of the Group's power stations and compared them to their net book values. A discount rate of 8% was applied to the economic value review. As a result of this review the value of Eggborough Power Station has been written down by £300m.

11. FIXED ASSET INVESTMENTS

Group

	AmerGen joint venture £m	Loans to Nirex £m	Own shares £m	Other investments £m	Total £m
Cost					
As at 1 April 2001	46	37	192	20	295
Disposals	–	–	(52)	(16)	(68)
Share of retained profits	41	–	–	–	41
As at 31 March 2002	**87**	**37**	**140**	**4**	**268**
Provision for diminution in value					
As at 1 April 2001	–	37	58	–	95
Charge/(credit) for the year:					
– operating costs	–	–	9	–	9
– exceptional items	–	–	3	–	3
– disposals	–	–	(34)	–	(34)
As at 31 March 2002	**–**	**37**	**36**	**–**	**73**
Net book value					
As at 31 March 2002	**87**	**–**	**104**	**4**	**195**
As at 31 March 2001	46	–	134	20	200

An analysis of British Energy's share of the aggregate net assets of the AmerGen joint venture is set out below.

	2002 £m	2001 £m
Negative goodwill	**(14)**	(18)
Tangible assets	**107**	60
Stocks	**52**	29
Cash	**2**	22
Decommissioning fund	**378**	344
Debtors	**19**	20
Creditors	**(67)**	(19)
Decommissioning liabilities	**(340)**	(315)
Loan notes	**(50)**	(77)
Net assets	**87**	46

Negative goodwill relates to AmerGen's acquisition of Oyster Creek nuclear power station in August 2000.

Loans have been made to United Kingdom Nirex Limited to fund development expenditure for building an intermediate level nuclear waste repository. These loans have been fully provided for in the Group's financial statements.

At 31 March 2002 British Energy Employee Share Trust held 21,507,127 Ordinary Shares at an average cost of £4.68 for a total consideration of £101m. These shares are held at cost less charges to write down the shares to the exercise price of the share options over the minimum life of the options.

At 31 March 2002 the QUEST held 5,311,490 Ordinary Shares at a cost of £5.32 per share (£28m) and 19,165,471 'A' shares at a cost of 60p per share (£11m). These shares are held at cost less charges to write down the shares to the exercise price over the minimum life of the options.

The market value of shares held by the employee trusts at 31 March 2002 was £58m (2001: £117m).

12. DECOMMISSIONING FUND

	Group £m
As at 1 April 2001	**397**
Regular contributions	**18**
Revalorisation	**23**
	438
Less exceptional item to write down to market value	**(27)**
As at 31 March 2002	**411**

The decommissioning fund asset in the balance sheet normally represents the contributions made by the Group, together with an estimated actuarially determined long-term post-tax real rate of return on the fund of 3.5% per annum. The change in value arising from applying the estimated long-term rate of return is taken to the profit and loss account as a revalorisation credit. The decommissioning fund asset is receivable after more than one year. At 31 March 2002 the market value of the decommissioning fund's investment was £411m (market value 2001: £399m). As a result of the market value being lower than the balance sheet carrying value an exceptional charge of £27m has been recognised in the accounts.

13. STOCKS

	Group	
	2002 £m	2001 £m
Unburnt nuclear fuel in reactors	**451**	463
Provision for unburnt fuel at station closure	**(266)**	(254)
Net unburnt nuclear fuel in reactors	**185**	209
Other nuclear fuel	**152**	185
Coal stocks	**15**	20
Stores	**162**	146
	514	560

14. DEBTORS

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Trade debtors	**294**	239	**5**	1
Other debtors	**158**	38	**76**	77
Operating lease prepayment	**176**	–	**–**	–
Prepayments	**104**	78	**3**	10
Amounts due from subsidiary undertakings	**–**	–	**2,433**	2,736
	732	355	**2,517**	2,824

Included within the Company's amount due from subsidiary undertakings is £67m (2001: £64m) which was denominated in foreign currencies and translated at the year-end exchange rate.

£320m of Group debtors fall due in more than one year (2001: £28m).

15. CREDITORS

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Amounts falling due within one year				
Nuclear liabilities	**224**	298	**–**	–
Trade creditors	**285**	112	**–**	–
Retentions	**4**	4	**–**	–
Other taxes and social security	**21**	25	**–**	–
Other creditors	**72**	–	**–**	–
Accruals	**182**	172	**15**	30
Proposed dividends	**34**	34	**34**	34
	822	645	**49**	64
Other creditors: amounts falling due after more than one year				
Nuclear liabilities	**1,858**	1,890		

16. BORROWINGS

The Group's borrowings at 31 March 2002 were as follows:

	Group		Company	
	2002 £m	2001 £m	**2002 £m**	2001 £m
Short term – US dollar	**6**	6	**6**	6
Long term – Canadian dollar	**42**	–	**–**	–
Long term OPG loan – Canadian dollar	**104**	–	**–**	–
Long term project finance loan – sterling	**508**	543	**–**	–
Bonds – sterling	**408**	408	**408**	408
	1,068	957	**414**	414

During the year the Group arranged an unsecured term loan agreement in respect of the Group's investment in Bruce Power. The loan is for a term of seven years and bears interest at Canadian dollar LIBOR plus 0.75%, partly fixed through an interest rate agreement.

Under the terms of the agreement with OPG in relation to Bruce Power, C$225m of consideration has been deferred as a loan repayable in two equal instalments in 2005 and 2007. The loan bears interest at 10.5% until May 2003, increasing to 14% thereafter. The loan was fair valued at acquisition to C$237m and the interest rate for the period to May 2003 has been fair valued at 7.5% per annum.

The long-term project finance loan is secured on the assets of Eggborough Power Limited. The lenders have no recourse to the rest of the British Energy group. The final instalment of loan principal will be repaid in 2011. The loan currently bears interest at LIBOR plus 1%.

The remainder of the Group's borrowings are unsecured. The short-term borrowing is at a variable rate indexed to US Dollar LIBOR with a margin of 40 basis points. The interest rate coupons on the bonds are as follows:

	2002	
	Coupon rate %	**Principal £m**
Bond 2003	**5.949**	110
Bond 2006	**6.077**	163
Bond 2016	**6.202**	135
		408

The interest rate risk profile of the Group's borrowings is as follows:

	Weighted average interest rate %	**Weighted average period for which the rate is fixed Years**	**2002 Floating rate £m**	**2002 Fixed rate £m**	**2002 Total £m**	2001 Total £m
Canadian Dollar	**6.20**	**1.1**	**42**	**104**	**146**	–
Sterling	**6.37**	**6.9**	**–**	**916**	**916**	951
US Dollar	**2.41**	**–**	**6**	**–**	**6**	6
At 31 March 2002			**48**	**1,020**	**1,068**	957

At 31 March 2002, the effect of the Group's interest rate contracts is to classify £508m (2001: £540m) of borrowings as fixed rate in the above table.

Fair values

The fair values of the Group's borrowings at 31 March 2002 are as follows:

	2002		2001	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Short term – US dollar	**6**	**6**	6	6
Long term – Canadian dollar	**42**	**42**	–	–
Long term OPG loan – Canadian dollar	**104**	**104**	–	–
Long term project finance loan – sterling	**508**	**508**	543	543
Bonds – sterling	**408**	**388**	408	398
	1,068	**1,048**	957	947

The fair value of long-term bonds reflect their market value as at 31 March 2002. The fair value of the OPG loan was determined after the Bruce transaction completed and is not materially different from book value at 31 March 2002. The fair values of other debt and term deposits approximate to their carrying value because of the floating rate nature of these instruments.

Maturity of borrowings

	2002 £m	2001 £m
Less than one year	**153**	40
Between one and two years	**41**	148
Between two and five years	**410**	296
Over five years	**464**	473
	1,068	957

Borrowing facilities
At 31 March 2002 the Group had the following borrowing facilities, excluding the OPG loan and bonds.

	Drawn £m	Undrawn £m	Total £m	Expiry date
Working capital facility – Canadian dollars	**–**	**44**	**44**	**2002**
Bilateral bank facilities	**6**	**259**	**265**	**2003**
Revolving credit facility	**–**	**350**	**350**	**2005**
Term loan facility – Canadian dollars	**42**	**–**	**42**	**2008**
Project finance facility	**508**	**–**	**508**	**2011**
	556	**653**	**1,209**	

17. PROVISIONS FOR LIABILITIES AND CHARGES

	Group	
	2002 £m	2001 (restated) £m
Nuclear liabilities	**1,637**	1,540
Other provisions	**349**	180
Deferred taxation	**414**	404
	2,400	2,124

18. NUCLEAR LIABILITIES

	Back end fuel costs contracted £m	Back end fuel costs uncontracted £m	Decom-missioning £m	2002 Total £m	2001 Total £m
As at 1 April 2001	2,188	653	887	**3,728**	3,770
Life extension adjustment	–	–	–	**–**	(28)
Charged/(credited) to profit and loss account:					
– operating costs	133	15	–	**148**	132
– revalorisation	93	34	48	**175**	191
– exceptional items	–	–	–	**–**	(18)
Payments in the year	(332)	–	–	**(332)**	(319)
As at 31 March 2002	2,082	702	935	**3,719**	3,728

The year-end balances of nuclear liabilities are included in the balance sheet as follows:

	2002 £m	2001 £m
Creditors:		
– amounts falling due within one year	**224**	298
– amounts falling due after more than one year	**1,858**	1,890
Provisions for liabilities and charges	**1,637**	1,540
	3,719	3,728

Fuel costs – back end
Accruals for AGR fuel services relating to spent AGR fuel are based on the terms of contracts with BNFL, most of which include fixed prices subject to indexation, or the Group's estimates where no contracts exist. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.

Decommissioning
The costs of decommissioning the power stations have been estimated on the basis of technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.

18. NUCLEAR LIABILITIES (CONTINUED)

Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% per annum to the balance sheet date and the amounts accrued to date.

	Back end fuel costs contracted £bn	Back end fuel costs uncontracted £bn	Decom-missioning £bn	**Group 2002 Total £bn**	Group 2001 Total £bn
Undiscounted	5.0	4.3	4.8	**14.1**	14.2
Discounted	3.2	1.1	0.9	**5.2**	5.3
Accrued to date	2.1	0.7	0.9	**3.7**	3.7

The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.

Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements, the undiscounted payments in current prices are expected to become payable as follows:

	Back end fuel costs contracted £m	Back end fuel costs uncontracted £m	Decom-missioning £m	**Group 2002 Total £m**	Group 2001 Total £m
Within five years	1,119	99	90	**1,308**	1,466
6 – 10 years	1,017	211	183	**1,411**	1,384
11 – 25 years	1,696	608	379	**2,683**	2,768
26 – 50 years	688	444	56	**1,188**	1,217
51 years and over	514	2,922	–	**3,436**	3,394
	5,034	4,284	708	**10,026**	10,229

19. OTHER PROVISIONS

	Onerous trading contracts £m	Restructuring £m	**2002 Total £m**
As at 1 April 2001	156	24	**180**
Provided in year	209	–	**209**
Revalorisation	12	–	**12**
Utilised in the year	(33)	(19)	**(52)**
As at 31 March 2002	344	5	**349**

The onerous trading contract provision is in respect of onerous contracts which are now excluded from the wholesale and direct supply portfolios. Under the terms of these contracts the Group is required to make difference payments based on contract prices compared with market prices over periods of up to 11 years. Contract prices are expected to significantly exceed the future market prices and provision for these onerous contracts has therefore been made. The fall in market prices also resulted in the Group increasing its provision in respect of its long-term contract with Teesside Power. The amounts provided for the onerous contract are expected to be utilised as follows:

	£m
Less than one year	**42**
Between one and two years	**46**
Between two and five years	**150**
Over five years	**106**
	344

20. DEFERRED TAXATION

	2002 £m	2001 (restated) £m
Accelerated capital allowances	**1,020**	1,037
Other long-term timing differences	**(63)**	(109)
Short-term timing differences	**41**	(9)
Corporation tax losses	**(189)**	(82)
ACT recoverable offset	**(76)**	(76)
Undiscounted provision for deferred tax	**733**	761
Discounted	**(319)**	(357)
Discounted provision for deferred tax	**414**	404

	Group 2002 £m
As at 1 April 2001	**274**
Prior year adjustment	**130**
As at 1 April 2001 (restated)	**404**
Provision set up on acquisition of Bruce Power assets	**18**
Credit on exceptional items	**(56)**
Charge for the year on business performance profit	**48**
As at 31 March 2002	**414**

21. CALLED UP SHARE CAPITAL

	2002 £m	2001 £m
Authorised		
991,679,020 Ordinary Shares of 44 28/43p each	**443**	443
720,339,029 'A' shares of 60p each	**432**	432
One special rights redeemable preference share of £1	**–**	–
	875	875
Allotted, called up and fully paid		
620,362,444 Ordinary Shares of 44 28/43p each	**277**	277
80,908,247 'A' shares of 60p each	**48**	48
74,741,066 deferred 'A' shares of 60p each	**45**	45
One special rights redeemable preference share of £1	**–**	–
	370	370

22. PROFIT AND LOSS ACCOUNT

	Group		Company	
	2002 £m	2001 (restated) £m	2002 £m	2001 £m
As at 1 April 2001	**372**	517	**1,855**	1,945
Loss for the year	**(577)**	(21)	**(360)**	(90)
Foreign currency translation adjustments	**(8)**	6	**–**	–
Prior year adjustment	**–**	(130)	**–**	–
As at 31 March 2002	**(213)**	372	**1,495**	1,855

The profit and loss account of the Group at 31 March 2002 includes £82m of unrealised profits (2001: £86m).

The profit and loss account of the Company at 31 March 2002 includes £491m of undistributable profits (2001: £727m).

23. RECONCILIATION OF MOVEMENT IN EQUITY SHAREHOLDERS' FUNDS

	Group	
	2002 £m	2001 (restated) £m
As at 1 April 2001	**1,075**	1,220
Prior year adjustment	**–**	(130)
(Loss)/profit for the financial year	**(527)**	29
Ordinary dividend	**(48)**	(48)
Foreign currency translation adjustments	**(8)**	6
Non-equity dividend	**(2)**	(2)
As at 31 March 2002	**490**	1,075

24. RECONCILIATION OF OPERATING PROFIT TO OPERATING NET CASH FLOWS

	Group	
	2002 £m	2001 £m
Operating (loss)/profit including exceptional items	**(281)**	280
Exceptional items	**512**	(54)
Business performance operating profit	**231**	226
Depreciation charges	**285**	277
Nuclear liabilities charged to operating costs	**156**	132
Nuclear liabilities discharged	**(332)**	(319)
Other provisions discharged	**(43)**	(39)
Regular contributions to decommissioning fund	**(18)**	(17)
Decrease in stocks	**66**	27
(Increase)/decrease in debtors	**(117)**	97
Increase/(decrease) in creditors	**152**	(107)
Net cash inflow from operating activities	**380**	277
Payments to acquire tangible fixed assets	**(225)**	(133)
Net cash inflow from operating activities net of capital expenditure	**155**	144

25. ANALYSIS OF NET DEBT

	Term deposits £m	Debt due in less than one year £m	Debt due after more than one year £m	Net debt £m
Net debt at 1 April 2001	227	(40)	(917)	(730)
Cash flows	(18)	(113)	2	(129)
Net debt at 31 March 2002	**209**	**(153)**	**(915)**	**(859)**

Cash not immediately required for business purposes is invested in fixed rate term deposits and commercial paper. At 31 March 2002, these instruments were due to mature within one month and earned interest at an average rate of 3.8% in the UK and 1.9% in Canada.

26. CONTINGENT LIABILITIES

The Group is involved in a dispute with its two major customers in Scotland with regard to the application of the Nuclear Energy Agreement in Scotland following the introduction of NETA in England and Wales. The dispute is due to be heard in the Court of Session in August 2002. The Directors are confident that the Group has a strong case, but nonetheless, the final outcome of the case may result in a financial outcome which differs from that included in these accounts.

The Group is involved in a number of other claims and disputes arising in the ordinary course of business which are not expected to have a material effect on the Group's financial position.

The Company gives certain indemnities and guarantees in respect of its subsidiary undertakings in the ordinary course of business. These indemnities and guarantees are not considered to be material and no losses are anticipated to arise.

27. FINANCIAL COMMITMENTS

	2002 £m	2001 £m
Capital expenditure contracted but not provided	**93**	39

In addition to the reprocessing commitments there are commitments for fuel purchases totalling £903m, at current prices, over the next 10 years.

PRESENTATION SLIDES



Preliminary Results

12 months ended 31 March 2002



Introduction

Robin Jeffrey

Executive Chairman

Four demanding targets

- Reduce UK nuclear cost by £150m
- Increase UK nuclear output to 69 TWh
- Compete effectively under NETA
- Grow North American returns

→ *1.6p/kWh*

Business highlights

- Profit before tax of £42m (post minorities £33m)
- After exceptionals, loss before tax of £493m(Eggborough write down; out of the market contracts)
- UK - loss of £41m (after group interest charges) before tax
- North America - excellent contribution of £74m (post minorities)
- UK Nuclear Generation
  - highest output for three years
  - record unit costs of 1.67p/kWh
- UK achieved prices down by 9%
- Direct Sales up c60%, number 1 ranking confirmed
- Dividend of 8.0p per share unchanged



Financial and Trading Overview

Keith Lough

Finance Director

Results comparison (before exceptionals)

	£m	£m
2000/01 profit before tax		10
Changes		
Lower UK prices	(137)	
Higher UK output (net of fuel costs)	87	
Lower UK operating costs	57	
Increase in UK energy supply costs	(56)	
Other movements	12	
Total decrease in UK operating profit		(37)
First contribution from Bruce Power (pre-minorities)	54	
Increased contribution from AmerGen	24	
Other movements	(12)	
Total increase in North American operating profit		66
Reduction in financing charges		3
2001/02 profit before tax (pre-minorities)		42
Minorities		(9)
2001/02 profit before tax (post minorities)		33

Financial Highlights

	March 2002	March 2001	Change
Profit before tax	42	10	32
Net operating cash flow pre Capex	380	277	103
Net debt	(859)	(730)	(129)
Loss per share	(8.4)p	(4.2)p*	(4.2)p

All figures in this presentation are 'business performance' and therefore exclude exceptional items except as otherwise stated

* Restated after FRS 19 changes

Lower UK prices



Market price (£/MWh)
24
22
20
18
16
14
Station Gate
National Balancing Point
Nov 99
May 00
Nov 00
May 01
Nov 01
May 02

Achieving our premium

- Skilled trading
- Better than average balancing
  - reliability of generation within 1%
  - prediction of demand within 3%
  - excellent performance from Eggborough
- Number one in Industrial & Commercial sector
  - direct sales up 62%
  - profitability up
  - satisfaction up

Growing Direct Sales



Volume (TWh)
Number of sites
25
20
15
10
5
0
2,500
2,000
1,500
1,000
500
0
Number of sites
Volume
1998
1999
2000
2001
2002
2003
2004

Financing charges

£m	Mar 2002	Mar 2001	Change
Inflation Rate	*1.7%**	*2.1%*	*0.4%*
Net revalorisation charge	(160)	(173)	13
Net interest payable	(66)	(56)	(10)
Financing charges	(226)	(229)	3

*Represents 1.3% in respect of RPI and 2.3% in respect of RPIX

Revalorisation charge

	March 2002	March 2001
Change in price levels	(65)	(81)
Release of one years discount	(110)	(110)
Decommissioning fund return	23	20
Other including AmerGen	(8)	(2)
	(160)	(173)

Investing in the future

Total Capital/Investment expenditure of £501m in 01/02

	£m
Bruce lease	276
Bruce A restart project	64
Bruce B	50
UK plants	93
FGD Eggborough	18

Net debt

£m	31 March 2002	31 March 2001	Change
Bonds up to 20 years	(408)	(408)	-
Other borrowings	(660)	(549)	(111)
Less: cash	209	227	(18)
Net debt	(859)	(730)	(129)

Analysis of Net funds flow

	March 2002 £m	March 2001 £m
Operating profit	231	226
Depreciation and provisions	441	409
Cash generated by operations	672	635
Nuclear Liabilities/ other provisions discharged	(393)	(375)
Working capital	101	17
Operating Cash Flow Pre Capex	**380**	**277**
Capital expenditure	(225)	(133)
Financial costs/tax/investments	(11)	(95)
Free cashflow	**144**	**49**
(Acquisitions) / Disposal	(129)	179
Dividends	(46)	(29)
Net funds flow	**(31)**	**199**

Exceptionals

Review of asset values and provisions

- Partial write down of Eggborough £300m
- Provisions for pre NETA out of market trading contracts £209m pre tax
- Restatement of decommissioning fund £27m

Summary financial performance*

£m	Mar 2002	Mar 2001	Change
Continuing activities			
Turnover	2,049	1,954	95
Operating costs	(1,647)	(1,371)	(276)
Energy purchases	(171)	(353)	182
Operating profit	231	230	1
Discontinued (Swalec)	-	(4)	4
	231	226	5
AmerGen contribution	37	13	24
Financing charges	(226)	(229)	3
Profit before tax	42	10	32
Taxation	(81)	(33)	(48)
(Loss) after tax	(39)	(23)	(16)

* Before exceptionals / pre minorities

UK Nuclear Generation

David Gilchrist

Managing Director

UK nuclear performance

Output	67.6 TWh
Load factor	81%
Total operational unit cost *(/kWh)*	1.67p

- Reliability is our principal focus
- Output up 8% year on year
- 34% reduction in unplanned losses
- Further cost savings of £62m
- Units costs down by 10%
- Improving performance of our older stations
- Safety performance maintained

Lower nuclear operating costs

£m	Mar 2002	Mar 2001	Change
Fuel	(371)	(339)	(32)
Materials and services	(323)	(409)	86
Staff	(194)	(198)	4
Depreciation	(243)	(242)	(1)
Total operating costs	(1,131)	(1,188)	57
Volume adjustments	28	-	28
Works power savings	(23)	-	(23)
Like-for-like	(1,126)	(1,188)	62

UK - moving forward

- Improving reliability
  - international best practice
- Programmes
  - work management
  - investing in material condition
  - enhancing nuclear leadership skills
  - supply chain enhancement
  - improving fuel utilisation

UK - prospects

2002/03
'Improving reliability'

- Output
  - c67.5 TWh
  - 7 statutory outages
  - unplanned outage improvement
- Cost
  - no increase in unit costs end of year
  - savings to date banked
  - increased outage cost
  - material condition work

2003/04
'Delivering our targets'

- Output
  - c70 TWh
  - 5 statutory outages
  - further reliability improvements
- Cost
  - supply chain benefits
  - fuel utilisation
  - breakthroughs
  - c1.6p/kWh achieved
  - £150m fully achieved

Target of 1.6p/kWh will be achieved



North America

Duncan Hawthorne

CEO Bruce Power

First contribution from Bruce Power

Output	20.5 TWh
Capacity factor	83.3%
Achieved price *(/kWh)*	1.7p
Total unit cost *(/kWh)*	1.43p
Operating profit (post minorities)	£45m

- Unit 7 & 6 best performing CANDUs in the world
- Unit 5 outage gives greater confidence
- Significant contract cover achieved
- Bruce A restart plans well on track
- Awarded ISRS level 7

Increased contribution from AmerGen

Output	18.7 TWh
Load factor	89%
Achieved price *(/kWh)*	2.25p
Unit operating cost *(/kWh)*	1.85p
Pre-interest profit (BE share)	£41m

- Clinton and Oyster Creek in top quartile of US plants
- TMI unplanned outage
  - increase in capacity of 22 MW
  - 100% capacity since Dec 6 2001
- Increase in capacity of Clinton

North America - more to come

- Shorter planned outages
- Fewer unplanned outages
- Reductions in cost base
- Maximising plant capacity
- Bruce A restart
- Partnership

2002/03

- >£110m (post minorities)
  - 4 Bruce reactors at an average of £20m per reactor
  - >£10m per AmerGen reactor

2003/04

- >£180m (post minorities)
  - 6 Bruce reactors at an average of £25m per annum per reactor
  - >£10m per AmerGen reactor



Robin Jeffrey
Executive Chairman

A difficult market


Market price (£/MWh)
24
22
20
18
16
14
Station Gate
National Balancing Point
New Entrant Prices
Long run marginal cost of coal*
Nov 99
May 00
Nov 00
May 01
Nov 01
May 02

* Over a year at load factors of 40-50% and includes fuel, wages, running maintenance and transmission charges

On-going discussions

- NEA
  - Escrow appeal upheld
  - court case scheduled for August
- BNFL
  - determined to forge successful relationship
  - joint venture on new build
  - much still to be done to reflect market realities

Current market framework

- 'Climate change should become the central aspect of energy policy' *Tony Blair, Prime Minister*
- Nuclear contribution to lowering CO_2 emissions goes unrecognized
  - nuclear output subject to climate change levy
- Nuclear plants pay 50% more rates than coal or gas - matter referred to EU
- Nuclear generation bears all environmental costs unlike fossil fuels

In a competitive market there should be a level playing field

Investing in the future

- Restart of Bruce A
- Building on successful start in Ontario
- Improving material condition of existing UK plants
- Eggborough FGD
- Renewables
- In the longer term replace nuclear with nuclear

British Energy scorecard

Objective	Current Performance	Status
UK Nuclear		
Challenge 1 - operate to world standards of safety & reliability	£31m investment identified	✓
Challenge 2 - deliver cost per unit of 1.6p/kWh	1.67p/kWh to date 1.6p/kWh in 03/04	✓
Compete effectively under NETA	£1/MWh delivered Expansion of DSB	✓
Deliver growing returns from North America	£74m delivered >£180m by 03/04	✓

PRESENTATION SCRIPT

BRITISH ENERGY PLC

Preliminary Results – 1 April 2001 – 31 March 2002

15 May 2002

Slide 1 – Introduction

Good morning ladies and gentlemen. Let me kick-off by introducing the people on the platform.

- Keith Lough ... Finance Director
- Duncan Hawthorne ... in charge of North America, and
- David Gilchrist ... who is running the UK nuclear business

Mike Kirwan is sitting in the audience retires at the end of this month . I would like to take this opportunity in front of his "home crowd" to thank him for his major contribution to the Company.

Also in the room today are the other members of our Executive Team ...

- Terry Brookshaw ... Director of Power and Energy Trading
- Sally Smedley ... Director of Human Resources and Communications
- Simon Bliss ....Our new Director of Strategy and Business Development
- Robert Armour ... Company Secretary and Director of Corporate Affairs

We all welcome you and will answer your questions later on.

Slide 2 – Four demanding targets

Two years ago we set ourselves four demanding targets. We committed to reducing our UK nuclear cost base over three years by £150m and increasing our output to 69TWh so resulting in a UK nuclear unit cost of 1.6p/kWh. We also committed to competing effectively under the New Electricity Trading Arrangements and to growing our returns from North America.

Slide 3 – Business Highlights

This is the start of year three, I am pleased to report that as a consequence of immense team effort within the company we are making steady progress on all four of these key objectives and we can report that for year 2001/02, profit before tax has risen from £10m to £42m before exceptionals reducing to £33m after deducting the minority interests in Bruce.

As outlined in the preclose announcement there were exceptional items including a write down of Eggborough and provisioning of pre-neta contracts which resulted in a post exceptional loss of £493m.

Both our UK and North American businesses have the same operational focus and are equally determined to succeed. However their results and prospects are significantly different.

In 2001/02, the UK made a loss of £41m after including group interest charges whereas the North American contribution was £74m (post minorities).

In the UK, many aspects of the nuclear operational performance were excellent. The nuclear generation division produced its highest output for three years. Coupled with a continued focus on cost management, this has resulted in the lowest ever cost per unit.

Our achieved price in the UK fell by 9%, but we achieved further success in the direct supply to larger customers growing this by some 60% and maintaining our number 1 position.

Our North American operations produced excellent results, more than making up for the loss in the UK. The Ontario electricity market is now open, Bruce was fully prepared and is competing effectively.

The Board has proposed a final dividend of 5.3p making an unchanged total of 8p for the year. The current dividend policy remains unchanged, i.e. to maintain and grow dividends to reflect the improvements in the operating and financial performance of the company.

I would now like to pass you over to my colleagues who will cover the results and operational performance. Firstly Keith.

Slide 4 – Keith Lough

Thank you Robin. Good Morning

Slide 5 – Results Comparison

This slide is a summary of the key differences between this year's and last year's results.

The group profit before tax, minorities and exceptionals improved by £32m.

In the UK the decline in prices was just offset by improvements in output and reduced nuclear costs. However energy supply costs increased due to the balancing and system charges levied by the NETA framework and increased transmission and distribution charges due to the growth in our direct supply business. Overall the operating profit of the UK business declined by £37m

This decline was more than offset by the excellent figures from North America

After deducting financing charges and minority interests, our profit before tax and exceptionals was £33m.

Slide 6 – Lower UK Prices

The highlighted section of this graph illustrates the forward curve two years ago for baseload power delivered in England and Wales against which much of our output for last year was contracted.

Our achieved price, which includes our Scottish income and costs associated with balancing and transmission charges was £20.40/MWh and as you can see represents a significant premium over the England and Wales national balancing point price.

Slide 7- Achieving our premium

We have delivered a substantial premium. This has been accomplished by our excellent preparation before the introduction of NETA combined with a skilled trading team and systems which have given us the ability to go in and out of the market at the right time.

One of the keys to our success has been our exposure to and performance in the balancing mechanism. By being able to reliably produce our generation within 1% and predict our demand to within 3% we have been able to limit our exposure to the balancing mechanism and have been able to use Eggborough's flexibility in picking up good prices.

We are the preferred supplier to large business and industrial customers and over the past year our sales have grown to 18TWh.

I am pleased to say that customers put us at the top of the service league. They have done this not once but for ten quarters in a row.

Slide 8 – Extending Direct Sales

That is the reason why we have started to extend the reach of the business into the sector covering smaller and medium sized enterprise companies.

We plan to grow our Direct Sales Business organically by 25% over the next two years. This will enhance not only our ability to hedge output but will also improve our margins.

We will do this by building on our existing strengths of service i.e. billing arrangements, customer response, flexibility of contract and last but by no means least price competitiveness.

Slide 9 – Financing Charges

Financing charges were similar to last year. Revalorisation was £13m lower at £160m reflecting lower inflation. Interest charges were £10m higher, reflecting the higher net debt of £859m, compared with £730m at the end of last year. The increase is principally associated with the lease of the Bruce Nuclear Site.

Slide 10 – Investing in the future

Our strategy of improving the performance from our core assets, outperforming the wholesale market in the UK and building up a strong business in North America remains unchanged. Last year we backed this up by investing some £500m which will enable us to deliver future growth.

Slide 11 – Net Debt

Despite this investment programme and the decline in UK prices, a strong cashflow was maintained and net debt only increased by £129m. In particular net cash inflow from operating activities before capital expenditure was £380m, up £103m on the previous year.

During February both Fitch and S & P re-rated British Energy and Moody's gave the market notice of a future down rating. S & P rates us as BBB with a stable outlook. Our expectation is that Moody's will fall in line with S & P in the near future.

Slide 12 – Exceptionals - Review of Asset Values and Provisions

As announced previously, due to the substantial reductions in UK electricity prices, we have made a partial write down of Eggborough of £300m and provisioned for pre-NETA out of market financial trading contracts of £209m pre tax.

In addition, the market value of our UK nuclear decommissioning fund is lower than its book value due to movements in world equity markets and this has been restated resulting in an exceptional charge of £27m.

Although the fund can only be accessed to meet decommissioning liabilities it is required to be held as a current asset in our accounts and therefore is subject to periodic revaluation.

This has no impact on the group's annual contribution, which remains unchanged at £18m. Furthermore the contribution to the fund has recently been confirmed following an independent review.

Slide 13 - Summary of Financial Performance

Finally a summary of our financial performance.

Last year we had a much-improved operational performance from the UK business and increased profits from Bruce Power and AmerGen. This has contributed to maintaining operating profits and increasing profit before tax by £32m, despite the 9% decline in UK prices.

Moving further down the table with respect to tax, we have implemented FRS 19 (accounting for deferred tax) on a discounted basis. This, together with the higher levels of profits from North America and the effect of disallowable costs, resulted in a tax charge of £81m.

So there was a loss after tax, but before minorities, of £39m, a decline of £16m.

That completes my round up of the financial performance.

I will now pass you to David.

Slide 14 - David Gilchrist

Thanks Keith. Good morning everyone

Slide 15 - UK Nuclear Performance

We made good progress with our UK nuclear operational performance achieving record low unit costs of 1.67 p/KWh

Safety and unit cost performance are strongly dependent on reliability, which is now the principal focus of our nuclear operating strategy.

Output was 67.6 TWh, our second best performance, and up 8% year on year. This was primarily due to a 34% reduction in unplanned losses. In particular there have been excellent performances from Hunterston, Hartlepool and Heysham 1 as well as a much-improved performance from Dungeness.

Our UK nuclear cost base was further reduced by £62m adding to the £63m from last year.

Combined, our improved output and cost performance resulted in a reduction in unit costs of 10% to 1.67p/kWh. After accounting for inflation, unit costs have reduced by nearly 40% since privatisation.

The achievability of our objectives is illustrated by the consistently improving reliability performance of our older stations, Hartlepool, which last year recorded unplanned losses of 3.6% and Hunterston only 3.4 % unplanned loss.

The number of reportable events on the International Nuclear Event Scale has reduced by 7%. All of our plants maintained or improved their international safety rating system (ISRS) scores.

Slide 16 – Lower Nuclear Operating costs

We achieved like-for-like savings of £62m reflecting reductions in unplanned repair work at Dungeness and Hunterston. This figure is after making adjustments for works power reflecting the changes imposed by NETA and higher variable fuel costs due to the higher output. Reported total operating costs were down £57m.

Slide 17 – UK - Moving Forward

We are implementing programmes to improve the reliability of our operations by standardising practices across the business using international best practice. For example in developing more efficient processes we have benefited through AmerGen from many exchanges with our close partner Exelon.

We plan to complete our Work Management Programme to apply common standards/processes across our UK Power Stations later this year, and we have announced plans to invest some £31m in material condition at some of our older stations. Drawing upon our involvement with WANO, we have introduced fleet wide asset management and will be enhancing our nuclear leadership skills through intensive development programmes.

We are now focusing on supply chain management, which involves rationalising our supplier base and creating company level partnerships.

Fuel utilisation will also offer us significant scope for further cost reduction. Our work includes using different fuel mixes to increase the amount of electricity produced per tonne of fuel. Following recent NII approval we have just started loading high performance fuel at Heysham 2 and we expect to do the same at Torness later this year.

Slide 18 - UK - Prospects

In the current financial year, 2002/03 we continue to focus on improving reliability. Despite 7 statutory outages, we expect to achieve nuclear output of c67.5TWh and no increase in unit costs. This reflects a substantial improvement to our underlying performance.

In the following year 2003/04, we are planning with 5 statutory outages to achieve higher sustainable output of c70TWh and unit costs of c1.6p/KWh. We plan further reliability improvements, benefits from our supply chain management programme and the start of our fuel utilisation work. We are also exploring a number of breakthrough initiatives which will allow us to achieve our original cost saving target of £150m by the end of this year a major component of which is a decrease in our local rates.

I will now pass you over to Duncan.

Slide 19 - Duncan Hawthorne

Thank you David

At the start of this year we set ourselves some realistic but challenging targets for our North American operations and I am pleased to say that the performance has outweighed our expectations

Slide 20 – First Contribution from Bruce Power

Bruce Power achieved an operating profit of £54m, of which our share was £45m. This was ahead of our expectations due to the earlier financial close, the power uprate of Bruce B's 4 reactors, a shorter unit 5 outage and a forced outage rate of 3.87% which is the best ever achieved in the site. Bruce B's excellent operational performance was highlighted by its combined load factor of 83%.

Of particular note Unit 7 was the best performing CANDU in the world last year with a capacity factor of 100%. It was followed closely by Unit 6 with a capacity factor of 98.3%.

Our overall operational performance during last year is particularly encouraging since we undertook the first of a series of long planned outages on Unit 5 using prototype equipment and delivered the schedule ahead of programme. This gives us much greater confidence about the achievement of similar programmes over the next two years.

In the run up to market opening on 1st May 2002, we entered into a number of large contracts of 1-5 year duration and have secured fixed volume and price contract cover for approximately 60% of the Bruce B available output. We will steadily increase this cover over the coming months.

Our Bruce A restart programme is progressing well against schedule and we remain confident on the return to service of the two units by summer 2003.

We continue to make good progress with the introduction of our safety management programmes and recently were awarded an ISRS level 7 from the Industrial accident prevention association.

Slide 21 – Increased Contribution from AmerGen

AmerGen also performed strongly, delivering pre-interest profits to us of £41m, up £26m on a year ago.

Clinton and Oyster Creek performed very well with capacity factors of 97% and 96% respectively, both within the top quartile of US plants.

TMI's output performance last year was disappointing, with a capacity factor of 75.2% due to a failure of a generator transformer and an extension to the refuelling outage due to Steam Generator tube repairs. The good news is that there has been a large investment at TMI to improve plant material condition including the addition of a new steam turbine increasing the output by 22MW(e). Since the outage was completed the plant has remained on load with a nominal 100% capacity factor.

In addition we have just completed a 32 day refuelling outage at Clinton that included a turbine upgrade program and reactor safety improvements that deliver an additional 82 MWe.

Slide 22 - North America - More to Come

At the time we struck the deal to lease Bruce, we said that our business plan was based on improving availability and reducing costs on Bruce B and to restart 2 of Bruce A's units by Summer 2003. We are making good progress as reflected in this year's contributions and in our recent upgrade in our forecasts to £150m contribution by 2003/04.

We were well prepared for the Ontario market opening on 1st May and there have been no surprises. We are making sound progress in extending our contract cover at firm prices in support of our target £150m contribution.

In the USA, our principal focus together with our partners - Exelon is to focus on operational performance of our 3 plants. We are confident that we will receive in excess of £10m per reactor per annum.

All in all we are confident that North America should be delivering at least £180m by 2003/04.

Slide 23 - Robin Jeffrey

Thank you David and Duncan for your updates. I think you will all agree that we have seen major operational improvements. However I would now like to concentrate on the UK where we are being hampered by a number of market distortions.

Slide 24 - A Difficult Market

This slide illustrates the current market situation, showing how electricity prices have fallen substantially in recent months. In terms of our own trading for 2002/03 we did a significant amount of contracting at or around the £18 mark. However we do have a proportion of our portfolio which is subject to the vagaries of the market. These taken together means that we estimate our achieved price will be some 10% below that of last year's.

This graph also illustrates that current prices are at or below the long run marginal costs of coal. A natural market response to this has been the withdrawal of capacity and the decline in French imports.

Our response is to continue to increase our business efficiencies.

Slide 25 – Ongoing Discussions

Regarding a couple of important issues, I would like to update you.

Regarding the NEA, earlier this month the Court of Session in Scotland upheld an appeal regarding the Escrow account arrangements. Unless a negotiated settlement can be reached, the main court case is due to start later this year in August.

Regarding the BNFL contracts, both companies are determined to find a means of working together successfully – for example through our joint venture to do a feasibility study on nuclear new build, which we announced earlier this year. However much has still to be done to translate this new approach into changing the terms of the fuel contracts to reflect market realities. Any solution would require government approval.

Slide 26- Current Market framework

The Prime Minister Tony Blair stated in the recent PIU Report that climate change should become the central aspect of energy policy

The Climate Change Levy is designed to penalise CO_2 pollution. In the UK, nuclear power avoids the emission of 42 million tonnes of CO_2 - equivalent to the pollution from half the vehicles on Britain's roads. We believe strongly that our nuclear produced electricity should be exempt from paying CCL.

There are other strange anomalies. Our nuclear stations currently are required to pay 50% more in rates compared to similar coal or gas capacity. There is no case for such distortions in a competitive market. Having strenuously lobbied Government without success we have had to refer the matter to the EU Competition Authorities to take action against the UK Government.

Slide 27 - Investing in the Future

We will not rely on Government alone to solve our problems. You have already seen that we have significantly invested in our business in the last 12 months. We intend to continue this investment in line with our strategy both in the UK and North America, using a diverse range of generation, which includes renewables. Taking these investments together with on going maintenance spend, we will be investing some £500m over the next two years.

In the longer term we hope to create the right market conditions to replace our nuclear fleet.

Slide 28 - Scorecard

Let me summarise today's key messages.

In the UK we have started a targeted investment programme of some £30m to improve the material condition of our nuclear plant bringing us in line with world class standards.

Last year's UK plant performance brings us close to our target of 1.6p per unit.

Our trading team and strategy have delivered a premium over market in excess of £1/MWh. In addition we are developing our direct sales business further.

We are now ahead of our own North American targets and have raised the expected returns in future years.

In summary we are making sound progress in every one of the targets we have set. We are determined that every target we have set ourselves will be met
Looking ahead our immediate prospects largely reflect market conditions in the UK and Ontario, but we continue to strive to develop opportunities at both home and abroad and in particular to develop our base in Canada.

British Energy fully supports NETA and the concept of an open and free market. However some of the current distortions that I have outlined do not provide a commercially or environmentally level playing field. We have alerted the Government to the key contributions of nuclear energy in providing diversity and environmental benefits.

RECENT ANNOUNCEMENTS

British Energy

7 May 2002

BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in April is given in the table below, together with comparative data for the previous financial year:

	2001/02				**2002/03**			
	April		Year to Date		**April**		**Year to Date**	
	Output (TWh)	Load Factor %	Output (TWh)	Load/Capacity Factor %	**Output (TWh)**	**Load Factor %**	**Output (TWh)**	**Load/ Capacity Factor %**
UK Nuclear	5.51	80	5.51	80	**5.71**	**83**	**5.71**	**83**
UK Other	0.69	49	0.68	49	**0.29**	**21**	**0.29**	**21**
Bruce Power (82.42% owned)	-	-	-	-	**1.7**	**75**	**1.7**	**75**
AmerGen (50% owned)	1.7	97	1.7	97	**1.1**	**61**	**1.1**	**61**

PLANNED OUTAGES

UK Nuclear

- A statutory outage started at Sizewell B.
- A refuelling outage was carried out on one unit at Dungeness B, Hartlepool and Heysham 1.
- Low load refuelling was carried out on both reactors at Heysham 2 and Hunterston B and on one reactor at Torness.

Bruce Power

- Unit 6 was on a planned outage throughout the month

AmerGen

- A planned outage started at Clinton

UNPLANNED OUTAGES

UK Nuclear

- One unit at Dungeness B has completed previously reported repairs to the main boiler feed pump.

NOTES:

- The figures for Bruce Power and AmerGen represent 100% of output

Contact:
David Wallace: 013552 62846 (Media Enquiries)
Paul Heward: 013552 62201 (Investor Relations)
Ken Cronin: 013552 62202 (Investor Relations)

Find this News Release on our web-site: www.british-energy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: KG Lough

Date: 16 May 2002

Name: Keith Lough

Title: Finance Director